UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the years ended March 31, 2020, 2019, and 2018

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______________ to ______________

COMMISSION FILE NUMBER 000- 26621

1999 National Information Consortium Employee Stock Purchase Plan
(Full title of the plan)

NIC INC.
25501 W. Valley Parkway, Suite 300
Olathe, Kansas 66061

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

NIC Inc.
1999 National Information Consortium
Employee Stock Purchase Plan
Financial Statements
For the Years Ended March 31, 2020, 2019, and 2018

NIC Inc.
1999 National Information Consortium Employee Stock Purchase Plan

Index

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements
Statements of Financial Condition as of March 31, 2020 and 2019	2
Statements of Operations and Changes in Plan Equity for the years ended March 31, 2020, 2019 and 2018	3
Notes to Financial Statements	4

NIC Inc.
1999 National Information Consortium Employee Stock Purchase Plan

Report of Independent Registered Public Accounting Firm

Board of Directors, ESPP Plan Management and ESPP Plan Participants
NIC Inc. 1999 National Information Consortium Employee Stock Purchase Plan
Olathe, Kansas

Opinion on the Financial Statements
We have audited the accompanying statements of financial condition of the NIC Inc. 1999 National Information Consortium Employee Stock Purchase Plan (the Plan) as of March 31, 2020 and 2019, and the related statements of operations and changes in plan equity for the years ended March 31, 2020, 2019 and 2018 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the NIC Inc. 1999 National Information Consortium Employee Stock Purchase Plan as of March 31, 2020 and 2019, and the results of its operations and changes in plan equity for the years ended March 31, 2020, 2019 and 2018, in conformity with accounting principles generally accepted in the United States of America.
Basis of Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
We have served as the Plan’s auditor since 2013.

/s/BKD LLP
Kansas City, Missouri
May 29, 2020

NIC Inc.
1999 National Information Consortium Employee Stock Purchase Plan

Statements of Financial Condition

	March 31, 2020	March 31, 2019
ASSETS
Receivable from NIC Inc.	$2,144	3,157
Total assets	$2,144	$3,157

LIABILITIES AND PLAN EQUITY
Payable to participants	$2,144	$3,157
Total liabilities	2,144	3,157

Plan equity	—	—

Total liabilities and plan equity	$2,144	$3,157

The accompanying notes are an integral part of these financial statements

NIC Inc.
1999 National Information Consortium Employee Stock Purchase Plan

Statements of Operations and Changes in Plan Equity

	For the year ended
	March 31, 2020	March 31, 2019	March 31, 2018
Participant contributions	$1,633,975	$1,546,674	$1,647,475
Purchases of NIC common stock	(1,508,824)	(1,443,156)	(1,381,539)
Participant withdrawals	(123,007)	(100,361)	(142,731)
Excess contributions to be refunded	—	(1,525)	(121,620)
Residual contribution amounts reserved for participants	(2,144)	(1,632)	(1,585)
Net reductions	—	—	—
Plan equity at beginning of period	—	—	—
Plan equity at end of period	$—	$—	$—

The accompanying notes are an integral part of these financial statements

NIC Inc.
1999 National Information Consortium Employee Stock Purchase Plan
Notes to Financial Statements

1. Description of Plan

The purpose of the 1999 National Information Consortium Employee Stock Purchase Plan (the “Plan”) is to provide employees of NIC Inc., formerly National Information Consortium, Inc., a Delaware corporation (the “Company”), an opportunity to purchase common stock of the Company. By means of the Plan, the Company seeks to attract and retain the services of persons of ability as employees and motivate such employees to exert their best efforts on behalf of the Company, any affiliate or other stockholder of the Company. Participants should refer to the Plan document for a more complete description of the Plan.

The Plan was adopted by the Board of Directors of the Company on April 14, 1999 and by the stockholders at its Annual Meeting on May 4, 1999. The Plan was amended and restated in October 2016 to clarify certain provisions related the administration of the Plan.

The Plan year end is March 31. The date of inception was April 1, 2001.

Common stock for the Plan is issued directly from the Company’s authorized but unissued shares. The aggregate number of shares that may be issued under the Plan cannot exceed 2,321,688. At March 31, 2020, there are 787,353 shares remaining that are available to be purchased through the Plan.

Eligibility
An offering period is a twelve-month period beginning on April 1 of each year and ending on March 31 of each year (the “Offering Period”). Each eligible employee may enroll in the Plan during the open enrollment period, which is typically two weeks prior to the start of an Offering Period.

Employees of the Company are eligible to participate in the Plan if the employee has been continuously employed for three months as of the start of an Offering Period. In addition, the employee must work at least 20 hours per week for at least five months during a calendar year.

Contributions
A Plan participant may contribute from 1% to 15% of the participant’s “compensation,” as defined in the Plan, through after-tax payroll deductions during the Offering Period. Participants can increase, decrease or suspend their withholding percentage during an Offering Period. Additionally, a participant cannot accrue at a rate that exceeds $25,000 for a calendar year, as measured by the fair market value of shares (based on the fair market value of a share on the first day of an Offering Period). The Company holds contributions until the end of the Offering Period at which point the Company issues shares for the contributions received. Contributions received in excess of the $25,000 limit are refunded to participants as soon as administratively practicable, generally early in the following plan year. No interest is paid or accrued on the participants’ payroll deductions. Contributions from participant payroll deductions are held by the Company and are used for general corporate purposes. In accordance with the Plan, the Company has no obligation to segregate employee payroll deductions from any other funds of the Company or to hold funds representing the same pending application of such amount to the purchase of shares at the end of each Offering Period.

Any accumulated contribution amount that is insufficient to purchase a whole share of common stock at the end of an Offering Period is refunded to participants as soon as administratively practicable. Such amounts are recorded as “Payable to participants” in the Statements of Financial Condition.

Participant withdrawals
Participants may choose to withdraw from the Plan at any time during an Offering Period. Participants who terminate their employment with the Company are not eligible to continue participation in the Plan. Upon withdrawal, termination from employment or death, any accumulated contributions during an Offering Period are distributed to the employee or beneficiary, without interest, by the Company.

Stock purchase provisions
On the first day of the Offering Period (the “Grant Date”), eligible employees are granted the option to purchase whole shares of the Company’s common stock. On the last day of the Offering Period (the “Purchase Date”), the Company issues common stock to the participants. The purchase price per share of common stock issued by the Company is 85% of the

NIC Inc.
1999 National Information Consortium Employee Stock Purchase Plan
lower of either the fair market value of the Company’s common stock on the Grant Date or the Purchase Date. Fair market value is determined using the closing price of the Company’s common stock as listed on the Nasdaq Stock Market.

Shares purchased pursuant to the Plan for the Offering Periods ended March 31, 2020, 2019, and 2018 were 103,628 shares, 127,600 shares, and 122,152 shares, respectively. For the Offering Periods ended March 31, 2020, 2019, and 2018, the purchase price per share of common stock was $14.56, $11.31, and $11.31, respectively.

Plan administration
The Plan is administered by the Compensation Committee of the Company’s Board of Directors. The Company pays all expenses of the Plan. Administrative expenses related to the Plan amounted to approximately $10,000, $10,000 and $10,800 for the periods ended March 31, 2020, 2019, and 2018, respectively.

Plan termination
Although the Board of Directors of the Company has not expressed any intent to do so, it has the right to terminate the Plan at any time. In the event the Plan is terminated, all funds contributed to the Plan that have not been used to purchase shares will be returned without interest to the participants.

2.  Accounting Policy

The accompanying financial statements have been prepared on the accrual basis of accounting. The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan’s management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

3. Federal Income Taxes

The Plan is intended to constitute an employee stock purchase plan within the meaning of Section 423 of the Internal Revenue Code (the “Code”). Issuance of shares under this Plan is not intended to result in taxable income to participants in the Plan based on provisions of the Code. The Plan’s management believes that the Plan has been operated in accordance with the Code and therefore no provision for income taxes has been reflected in the accompanying financial statements. The Plan does not file a tax return; therefore, all years are open to examination. The Plan does not have any uncertain tax positions for the periods ended March 31, 2020, 2019 or 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

               1999 National Information Consortium
               Employee Stock Purchase Plan

Date: May 29, 2020      By: /s/ Stephen M. Kovzan
                Stephen M. Kovzan
                Chief Financial Officer
                NIC Inc.